Filed Pursuant to Rule 424(b)(3)
Registration No. 333-197767
DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.
SUPPLEMENT NO. 2 DATED SEPTEMBER 1, 2016
TO THE PROSPECTUS DATED MAY 2, 2016

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Dividend Capital Diversified Property Fund Inc., dated May 2, 2016, as supplemented by Supplement No. 1, dated August 15, 2016 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
The purpose of this Supplement is to disclose:

•	clarification of the restrictions in our charter regarding “roll-up transactions”; and

•	the daily NAV per share, as determined in accordance with our valuation procedures, for each business day from August 1, 2016 through August 31, 2016, for each of our classes of common stock.
Restrictions on Roll-Up Transactions
The following disclosure replaces the section of the Prospectus entitled “Description of Capital Stock - Restrictions on Roll-Up Transactions.”
Under our charter, the term “roll-up transaction” means a transaction involving the acquisition, merger, conversion or consolidation either directly or indirectly of our company and the issuance of securities of an entity that would be created or would survive after the successful completion of a proposed roll-up transaction to our stockholders. A roll-up transaction does not include (a) a transaction that occurs at least twelve months after our securities have been listed on a national securities exchange, or (b) a transaction involving the conversion to corporate, trust or association form of only us, if, as a consequence of the transaction, there will be no significant adverse change in any of the following: (i) voting rights of our stockholders, (ii) the term of our existence, (iii) the compensation of our Sponsor or the Advisor, or (iv) our investment objectives.
Our charter provides that we must obtain an appraisal of all of our assets from an independent expert in connection with a proposed “roll-up transaction.” In order to qualify as an independent expert for this purpose, the person or entity must have no material current or prior business or personal relationship with our Advisor or directors and must be engaged to a substantial extent in the business of rendering opinions regarding the value of real property and/or other assets of the type held by us. Our charter provides that if the appraisal is included in a prospectus used to offer the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction, the appraisal shall be filed with the Commission and the states in which the securities are being registered as an exhibit to the registration statement for the offering. As set forth in our charter, our assets would be appraised on a consistent basis, and the appraisal would be based on the evaluation of all relevant information and would indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up transaction. Our charter requires that the appraisal assume an orderly liquidation of assets over a 12-month period and that the terms of the engagement of such independent expert clearly state that the engagement is for our benefit and the benefit of our stockholders. Our charter also requires that we include a summary of the independent appraisal, indicating all material assumptions underlying the appraisal, in a report to the stockholders in connection with a proposed roll-up transaction.
Our charter requires the person sponsoring the roll-up transaction to offer to common stockholders who vote against the proposal a choice of:

•	accepting the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction offered in the proposed roll-up transaction; or

•	one of the following:

•	remaining stockholders and preserving their interests in us on the same terms and conditions as existed previously; or

•	receiving cash in an amount equal to their pro rata share of the appraised value of our net assets.
Our charter prohibits us from participating in any proposed roll-up transaction:

•
that would result in common stockholders having voting rights in the entity that would be created or would survive after the successful completion of the roll-up transaction that are less than those provided in our charter, including rights with respect to the election and removal of directors, annual and special meetings, amendment of the charter and our dissolution;

•
that includes provisions that would operate as a material impediment to, or frustration of, the accumulation of shares by any purchaser of the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction, except to the minimum extent necessary to preserve the tax status of such entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the entity that would be created or would survive after the successful completion of the roll-up transaction on the basis of the number of shares held by that investor;

•
in which our common stockholders’ rights to access records of the entity that would be created or would survive after the successful completion of the roll-up transaction will be less than those provided in our charter and described in “-Meetings, Special Voting Requirements and Access To Records” above; or

•	in which we would bear any of the costs of the roll-up transaction if our common stockholders reject the roll-up transaction.
Monthly Pricing Information (unaudited)
Below is the NAV per share, as determined in accordance with our valuation procedures, for each business day from August 1, 2016 through August 31, 2016.

Date	NAV per Share
	Class E	Class A	Class W	Class I
August 1, 2016	$7.40	$7.40	$7.40	$7.40
August 2, 2016	$7.40	$7.40	$7.40	$7.40
August 3, 2016	$7.39	$7.39	$7.39	$7.39
August 4, 2016	$7.39	$7.39	$7.39	$7.39
August 5, 2016	$7.40	$7.40	$7.40	$7.40
August 8, 2016	$7.40	$7.40	$7.40	$7.40
August 9, 2016	$7.39	$7.39	$7.39	$7.39
August 10, 2016	$7.39	$7.39	$7.39	$7.39
August 11, 2016	$7.42	$7.42	$7.42	$7.42
August 12, 2016	$7.42	$7.42	$7.42	$7.42
August 15, 2016	$7.42	$7.42	$7.42	$7.42
August 16, 2016	$7.42	$7.42	$7.42	$7.42
August 17, 2016	$7.42	$7.42	$7.42	$7.42
August 18, 2016	$7.42	$7.42	$7.42	$7.42
August 19, 2016	$7.43	$7.43	$7.43	$7.43
August 22, 2016	$7.43	$7.43	$7.43	$7.43
August 23, 2016	$7.43	$7.43	$7.43	$7.43
August 24, 2016	$7.43	$7.43	$7.43	$7.43
August 25, 2016	$7.43	$7.43	$7.43	$7.43
August 26, 2016	$7.43	$7.43	$7.43	$7.43
August 29, 2016	$7.43	$7.43	$7.43	$7.43
August 30, 2016	$7.43	$7.43	$7.43	$7.43
August 31, 2016	$7.44	$7.44	$7.44	$7.44
On any day, our share sales and redemptions are made based on the day’s applicable per share NAV carried out to four decimal places. On each business day, our NAV per share for each class is (1) posted on our website, www.dividendcapitaldiversified.com, and (2) made available on our toll-free, automated telephone line, (888) 310-9352.

2